March 8, 2006



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Re:  	Techne Corporation
	Form 10-K for the Year Ended June 30, 2005
	File No. 000-17272


Dear Mr. Rosenberg:

This letter is in response to the comment letter received by us dated February 28, 2006, concerning comments to our Form 10-K for the year ended June 30, 2005.

In connection with this response, Techne acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


COMMENT AND RESPONSE:

Valuation of inventory, page 22

1. Comment:

Please provide to us in disclosure type format a more detailed discussion regarding the facts and circumstances that have resulted in such a large excess of protein and antibody inventory at period end in each of the last two years. Please include a discussion of what happened between the time you decided to manufacture this inventory and the date that it was determined that a portion of this inventory needed to be written off. Please tell us about sales of this inventory that had previously been written off including their effect on the financial statements and the amounts for each of the years presented.

Response:

Background:

The most important factors in producing proteins and antibodies are quality and consistency. Customers who use the products in scientific experiments rely on the Company's product to be of the highest quality and of consistent purity and activity. If the products do not meet these standards, it could result in inconclusive or erroneous experiment results, and could effect conclusions made by the customer during the experiment and/or could result in the expense of repeating the experiment.

Once a new product has been developed and the procedures and protocols for manufacturing the product have been established, the Company produces two to three lots (batches) of each product in order to determine that the product can be made consistently. If these lots meet strict quality control standards they will become inventory on hand, most likely resulting in excess inventory on hand.

Manufacturing of an established product can result in differing quantities of finished product. Because the manufacturing process is scientific in nature, many factors can affect the yield obtained from a particular manufactured lot of product, including temperature, quality of raw materials, the person manufacturing the product and/or the equipment used. This means that at the start of the manufacturing process, it is not known how much finished product will result. In addition, because of the large number of proteins and antibodies the Company offers, it is more efficient to produce larger lots of each product in order to reduce the number of lots needed to be manufactured in a particular time period.

The manufacturing process for proteins and antibodies, therefore, has produced, and may continue to produce quantities in excess of forecasted useage. This is a result of the above noted variables involved in the manufacturing process.

Protein and antibody production is generally for high-volume products or for new products with limited initial sales. Techne releases a significant number of new proteins and antibodies each year. The Company had over 1,200 proteins and antibodies for which the first sale was in fiscal 2005 out of a total of over 5,900 protein and antibody products.

Excess inventory of proteins and antibodies at June 30, 2005 and 2004 was $10.2 million and $8.6 million, respectively. The majority of the excess inventory ($8.7 million and $7.3 million at June 30, 2005 and 2004, respectively) was from protein and antibody products that individually had sales of less than $25,000 for the year. These are slow moving and/or newer products for which the likelihood of selling all or a majority of the inventory on hand is highly uncertain and therefore, based on a two-year volume forecast, only a small percentage of the inventory on hand is included on the balance sheet.

In summary, excess protein and antibody inventory is the result of producing several lots of all new products to establish consistency, the uncertainty of yields for finished products and the efficiency of producing larger lots.

As noted above, the Company values its protein and antibody inventory based on a two-year volume forecast. The Company's methodology for inventory valuation is consistent with Accounting Research Bulletin #43, Chapter 4, paragraph 8 that requires inventories be carried at the lower of cost or market and paragraph 9 that addresses the computation of market value of inventories. While the Company performs a lower of cost or market analysis on an individual protein and antibody basis, it does not directly write-down those items for which inventory quantities exceed expected two-year sales volume. Rather, non-valued inventory is tracked in total and in a manner akin to establishing a valuation account for the entire protein and antibody inventory.

Changes in the rolling two-year forecast are reflected in cost of sales in the period of change and could result in:

- previously valued inventory not being subsequently valued if a change in estimated future sales volume is less than previously estimated, and/or

- value being assigned to inventories not previously valued.

An analysis of changes in fiscal year 2005 protein and antibody inventory balances follows, which reconciles the causes of changes in both the portion of protein and antibody inventories valued and the portion not valued.

Protein/Antibody Inventory (in $000's):

                                       % of
                              Valued   Total     Unvalued    Total
                              ------   ------    --------    ------
Beginning inventory 6/30/04    1,757    16.9%      8,645     10,402
Cost of sales                 (1,354)                        (1,354)
Current manufacturing costs
  charged to inventory           858               2,312      3,170
Write up of previously
  unvalued inventory             962                (962)        --
Write down of previously
  valued inventory              (205)                205         --
                              ------              ------     ------
Ending inventory   6/30/05     2,018    16.5%     10,200     12,218
                              ======              ======     ======

During fiscal 2005, $962,000 of value was assigned to products manufactured in previous years, but not previously valued. This amount is approximately .3% of assets, 2.6% of fiscal year 2005 cost of goods sold and 1.0% of pre-tax income.

We have reviewed both the qualitative and quantitative impacts of the write-up and we believe that these amounts are immaterial to the Company's consolidated results of operations, financial position, assets and stockholders' equity. The effect of the write up of previously unvalued inventory in fiscal 2003 and 2004 was also immaterial.

The percentage of inventory valued remained consistent over the year as compared to total protein and antibody inventory and has declined over the past four years from 18.9% at June 30, 2001 as a result of the increased number of products offered since that time. The changes to protein and antibody inventory valued are also consistent with the Company's increased sales of these products.

                               Protein and Antibody
                               ---------------------
                               Inventory                % of
        (in 000's)               Valued       Sales     Sales
                               ---------     ------    ------
        6/30/05                    2,018     70,613      2.86
        6/30/04                    1,757     61,772      2.84
        6/30/03                    1,504     58,032      2.59
        6/30/02                    1,348     52,434      2.57


Disclosure:

We will expand our future disclosure regarding valuation of inventories to include the substance of the following paragraph:

"To meet strict customer quality standards, the Company has established a highly controlled manufacturing process for proteins and antibodies. New protein and antibody products require the initial manufacture of multiple batches to determine if quality standards can be consistently met. In addition, the Company will produce larger batches of established products than current sales requirements due to economies of scale. The manufacturing process for proteins and antibodies, therefore, has and will continue to produce quantities in excess of the Company's two-year forecasted useage. The Company records a lower of cost or market adjustment for those quantities that are in excess of a two-year demand. Due to changes in the Company's forecast, reserves for previously written off inventories may be reversed in subsequent years. For the years ended June 30, 200X, 200X and 200X, these amounts were not material to the Company's consolidated results of operations, consolidated financial position, assets or stockholders equity.

                            ************


We hope that we have adequately addressed your Comment Letter dated February 28, 2006.


Sincerely,


/s/ Thomas E. Oland

Thomas E. Oland
President and Chief Executive Officer


/s/ Gregory J. Melsen

Gregory J. Melsen
Chief Financial Officer



Cc:  Andy LaFrence, KPMG
     Melodie Rose, Fredrikson & Byron